Exhibit 99.1

NICE Actimize Launches “The Reality of Instant Payments” Webinar
Series to Address Fraud Risks Faced by Financial Institutions

The three-part series will focus on fraud mitigation and customer experience strategies that financial institutions should consider when addressing instant payments

Hoboken, NJ, June 5, 2018 – NICE Actimize, a NICE (NASDAQ:NICE) business and the leader in Autonomous Financial Crime Management, is launching its latest fraud management webinar series on June 13 in which industry experts will share lessons learned from instant payments product launches across the globe. The webinars in the series will also cover different aspects of instant payments solutions features, including network-based fraud controls, customer experience considerations and real-time fraud protection.

Titled, “The Reality of Instant Payments,” the webinar series will feature market and industry experts from the payments and fraud management community. In the first webinar, Peter Tapling, Principal, PTap Advisory, and formerly Early Warning Systems (EWS) Chief Revenue Officer, will explore the network perspective of instant payments and will discuss how the innovations in payments are impacting fraud management. In the second webinar, David Fapohunda, Director, Financial Crimes Unit, PwC, will outline best practices in dealing with customer experience and fraud in an instant payments environment. In the third webinar, Mary Ann Miller, Senior Director and Fraud Executive Advisor, NICE Actimize, will share lessons learned launching instant payment products from the perspective of her roles both on the financial institution and vendor sides.

“Financial institutions simply can’t underestimate how quickly and completely fraudsters will attack real-time payments,” said Joe Friscia, President, NICE Actimize. “Fraudsters are not just going to attack the payment product itself, but everything else in the environment including registration, authentication, loading bank information or any other potential entry point that they can find. When they find an opportunity, they’ll hit it continuously until discovered. Our webinar series covers the risks to watch out for, recommends strategies to implement, and provides ideas based on industry experience in detecting and preventing fraud on faster payments.”

“The Reality of Instant Payments” Webinar Series will be conducted as follows:
•
Instant Payments – The Network Perspective (June 13): Peter Tapling will discuss the benefits that fraud controls payment networks can provide and their place in overall fraud management of instant payments.

•	Customer Experience in an Instant World (July 24): David Fapohunda, will discuss the challenges and opportunities Financial Institutions are facing when dealing with customer experience and fraud.
•	Protecting Faster Payments Best Practices (September 12): NICE Actimize’s Mary Ann Miller will share recommendations on how to prepare when launching instant payment products.

Additional NICE Actimize Webinar Series resources:
•	Registration for Sessions — by clicking here.
•	On our Blog — Look for related topics and thought leadership at www.niceactimize.com/blog.
•	On our Faster Payments Fraud Website by clicking here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.